UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

Commission File Number: 001-38714

STONECO LTD.

(Exact name of registrant as specified in its charter)

4th Floor, Harbour Place

103 South Church Street, P.O. Box 10240

Grand Cayman, KY1-1002, Cayman Islands

+55 (11) 3004-9680

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

STONECO LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-230629) and Form F-3 (Registration Number: 333-244404) of StoneCo Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

STONECO LTD. ANNOUNCES NEW MEMBERS OF THE BOARD OF DIRECTORS AND THE CREATION OF NEW BOARD COMMITTEES

São Paulo, Brazil, May 17, 2021 - StoneCo Ltd. (NASDAQ: STNE) (“Stone”) announced that pursuant to written resolutions of its Board of Directors dated May 10, 2021, Mr. Pedro Franceschi and Mr. Mateus Scherer Schwening were appointed to the Board of Directors, effective immediately.

Pedro Franceschi is Co-Founder & Co-CEO of Brex — a company reimagining financial systems so every growing company can realize their full potential and take control of their spend and business as they scale. At the age of 12, Pedro was the first person to “jailbreak” the iPhone 3G in Brazil and subsequently was the first person to build software to make Apple’s Siri virtual assistant speak in Portuguese. At age 14, he built a popular window manager for Apple’s iPad allowing users to manage multiple applications simultaneously – a process previously impossible. As a Brazilian entrepreneur, Pedro built Pagar.me along with his co-founder Henrique Dubugras, being responsible for all technology and operations and scaling the company to a leading position in the Brazilian payments ecosystem. In the fall of 2016, Pedro and Henrique sold Pagar.me and enrolled at Stanford University only to then leave and found Brex in 2017. The company has already raised approximately $940 million in equity financing from top-tier investors.

Mateus Scherer Schwening has been a partner at StoneCo Ltd. since 2015. At StoneCo, he has been responsible for Treasury, Capital Allocation and Strategic Projects in connection with new investments, mergers and acquisition, capital raises, compensation, among others. Prior to joining the company, he served as equity analyst for Nucleo Capital, from 2013 to 2015. Mr. Scherer completed a Bachelor of Science (BS) in Economics at Insper.

With Mr. Franceschi’s and Mr. Scherer’s appointments, Stone’s current Board members are Mr. André Street, Mr. Eduardo Cunha Monnerat Solon de Pontes and Mr. Thomas A. Patterson, Mr. Ali Mazanderani, Mr. Roberto Moses Thompson Motta, Mr. Sílvio José Morais, Ms. Luciana Aguiar, Mr. Franceschi and Mr. Scherer.

At the same meeting of the Board of Directors, two new Board Committees were created, namely the Technology Committee, responsible for strategic technology and cyber-risks decisions, composed by Mr. Scherer, Mr. Franceschi and Eduardo Pontes; and the Related Parties Committee, responsible for the approval of transactions involving related parties of the Company, composed by Mr. Thomas Patterson, Mr. Roberto Thompson Motta and Mr. Sílvio José Morais. Additionally, the Board approved some additional changes in the composition of its Finance Committee and Compensation Committee, which shall now be composed of Mr. Roberto Thompson Motta, Mr. Thomas Patterson and Mr. Scherer (Finance Committee), and Mr. André Street, Mr. Roberto Thompson Motta and Mr. Scherer (Compensation Committee). The composition of the Company’s Audit Committee remains unchanged.

About Stone

Stone is a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Contact:

Investor Relations

investors@stone.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

StoneCo Ltd.

By:	/s/ Thiago dos Santos Piau
	Name:	Thiago dos Santos Piau
	Title:	Chief Executive Officer

Date: May 17, 2021